Exhibit (a)(1)(A)

ZYMOGENETICS, INC.

November 16, 2009

OFFER TO EXCHANGE

CERTAIN STOCK OPTIONS FOR

NEW STOCK OPTIONS

This offer to exchange and your withdrawal rights will expire at

9:00 p.m., Pacific Time, on December 14, 2009,

unless the offer is extended.

Pursuant to our stock option exchange program (the “program” or the “option exchange”), ZymoGenetics, Inc., a Washington corporation (“us,” “we,” “ZymoGenetics” or the “Company”), by this Offer to Exchange Certain Stock Options for New Stock Options (this “Offer to Exchange”), is offering to our eligible employees the opportunity to voluntarily exchange eligible stock options for a lesser number of new stock options with a lower exercise price (the “Exchange Offer”).

You are an “eligible employee” if you are:

•	an employee of ZymoGenetics, or our subsidiary, ZymoGenetics LLC, who holds “eligible stock options” (as defined below); and

•	employed on the date the Exchange Offer commences and remain employed through the expiration date of the Exchange Offer.

Non-employee members of our board of directors are not eligible to participate in the option exchange.

If you are an eligible employee, any ZymoGenetics stock options that you hold with an exercise price greater than or equal to $7.90 per share are “eligible stock options” that you may choose to exchange in the Exchange Offer.

For purposes of the Exchange Offer, the term “stock option” generally refers to an option to purchase shares of our common stock.

If you choose to participate in the Exchange Offer by surrendering eligible stock options for exchange and your stock options are accepted, then you will receive new stock options. The new stock options will have similar terms and conditions as the eligible stock options you surrendered, except that:

•

You will receive a new non-qualified stock option (regardless of whether you stock option you surrender is an incentive stock option or a non-qualified stock option) to purchase a lesser number of shares for each eligible stock option surrendered in exchange. The number of new stock options will be determined using an exchange ratio for each price tier that ensures that the new stock options granted within that price tier will have approximately the same fair value as the stock options surrendered. The fair value of the stock options will be determined using the Black-Scholes option-pricing model, which we believe is the most appropriate method for determining the estimated fair value of all our equity awards. More information about these valuation techniques is included below in Questions 17 and 18 and in Section 8, Source and Amount of Consideration; Terms of New Stock Options.

•

If your stock option was granted under Amended and Restated 2000 Stock Incentive Plan (the “2000 Plan”), the new stock options will be subject to the terms and conditions of the 2001 Stock Incentive Plan (the “2001 Plan”).

•

The exercise price for the new stock options will be equal to the closing price, as reported on the NASDAQ Global Market (“NASDAQ”), of ZymoGenetics common stock on the date the new stock options are granted, which we anticipate will be the trading day immediately following expiration of the Exchange Offer.

•

The new stock options will be subject to a new vesting period, the length of which depends on whether or not the eligible option for which they are exchanged is fully vested. New stock options issued in exchange for wholly or partly unvested stock options will vest on a three-year schedule, with one-third of the shares subject to the stock option vesting on the first anniversary of the date of grant, and the remainder vesting ratably on a quarterly basis over the next 24 months. New stock options issued in exchange for fully vested stock options will vest on a two-year schedule, with 50% of the shares subject to the stock option vesting on the first anniversary of the date of grant, and the remainder vesting ratably on a quarterly basis over the next 12 months. The new stock options will also have a new contractual term (meaning the length of time before the stock option expires, or the lifespan of the stock option) of seven years, measured from the date of grant, as compared to the original ten-year term for currently outstanding stock options.

Participation in the Exchange Offer is completely voluntary. Eligible employees will be permitted to exchange eligible stock options for new stock options on a grant-by-grant basis, subject to the terms set forth below. Eligible stock options properly surrendered in the Exchange Offer and accepted by us for exchange will be cancelled on the date that the new stock options are granted, which will be promptly following the expiration of the Exchange Offer and which we anticipate will be the trading day immediately after the expiration date. If you choose not to participate in the Exchange Offer, you will continue to hold your eligible stock options on the same terms and conditions and pursuant to the stock option plan under which they were originally granted.

See the section below entitled Risk Factors for a discussion of risks and uncertainties that you should consider before surrendering your eligible stock options for exchange in the Exchange Offer.

Shares of ZymoGenetics common stock are listed on NASDAQ under the symbol “ZGEN.” On November 13, 2009, the closing price of ZymoGenetics common stock on NASDAQ was $5.69 per share. The current market price of our common stock, however, is not necessarily indicative of future stock prices, and we cannot predict what the closing price of our common stock will be on the date the new stock options are granted.

We are making the Exchange Offer upon the terms and conditions described in this Offer to Exchange and in the related documents referred to in this document. The Exchange Offer is not conditioned on a minimum number of eligible stock options being surrendered for exchange or a minimum number of eligible employees participating.

If you wish to surrender any of your eligible stock options for exchange in the Exchange Offer, you should notify us electronically, before the Exchange Offer expires, of your election to exchange such stock options at the option exchange website at zymogenetics.equitybenefits.com, which can be accessed by any personal computer with access to the internet. Your online election must be submitted before the Exchange Offer deadline of 9:00 p.m., Pacific Time, on December 14, 2009 (or such later date as may apply if the Exchange Offer is extended). We will make computers available at our facilities to help eligible employees who wish to participate but do not have access to personal computers to make their elections online.

If you are an eligible employee currently on an authorized leave of absence from the Company or otherwise do not have access to a computer, you may also participate in the program by requesting a paper election form from a Human Resources representative. You must return the completed election form by hand delivery to a Human Resource representative. We recommend that you deliver it to a Human Resources representative, allowing additional time for the paper election form to be processed. Your properly completed paper election form must be received before the Exchange Offer deadline of 9:00 p.m., Pacific Time, on December 14, 2009 (or such later date as may apply if the Exchange Offer is extended).

Your election to participate in the program is not complete until we receive your properly submitted election form. If you miss the deadline or start but do not complete an election form as of the deadline, you will

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not be permitted to participate in the Exchange Offer. You are responsible for making sure that the election form is completed and received by the deadline of 9:00 p.m., Pacific Time, on December 14, 2009 (or the later deadline if the Exchange Offer is extended). If your election is not received by the deadline, you will be deemed to have declined to participate in the Exchange Offer.

Included in the materials delivered to you along with this Offer to Exchange is your nine-digit Personal Identification Number (“PIN”). You will need your PIN to gain access to your personal information on the option exchange website and to make your online elections with respect to the Exchange Offer. If you lose, cannot remember or otherwise have difficulties with your PIN or if you have difficulty accessing the option exchange website, have questions about the Exchange Offer or have requests for assistance (including requests for additional or paper copies of this Offer to Exchange or other documents relating to the Exchange Offer), please contact a Human Resources representative at (206) 434-3141, or by email at optionexchange@zgi.com.

IMPORTANT

Although our Board of Directors and shareholders have approved the Exchange Offer, consummation of the Exchange Offer is subject to the conditions described in the Exchange Offer—Section 6, Conditions of the Exchange Offer. Neither we nor our Board of Directors will make any recommendation as to whether you should exchange, or refrain from exchanging, any or all of your eligible stock options for new stock options in the Exchange Offer. You must make your own decision on whether to surrender your eligible stock options for exchange after taking into account your own personal circumstances or preferences. You are encouraged to consult your personal outside advisor(s) as you deem appropriate if you have questions about your financial or tax situation as it relates to the Exchange Offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR FOREIGN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION. NO SECURITIES COMMISSION HAS PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO EXCHANGE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY REPRESENTATION ON OUR BEHALF AS TO WHETHER YOU SHOULD EXCHANGE YOUR ELIGIBLE STOCK OPTIONS IN THE EXCHANGE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFER TO EXCHANGE OR IN THE RELATED DOCUMENTS. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY OTHER INFORMATION, YOU SHOULD NOT RELY ON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

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SUMMARY TERM SHEET—QUESTIONS AND ANSWERS

The following questions and answers were prepared to address common questions that you may have about the Exchange Offer. We encourage you to carefully read the rest of this Offer to Exchange and the other related documents referred to in this document. Where appropriate, we have included references to the relevant numbered sections of The Exchange Offer portion of this Offer to Exchange and to other portions of the document where you can find a more complete description of the topics in this summary.

Index to Questions and Answers

No.	Question	Page
Q1	Why is ZymoGenetics making the Exchange Offer?	2
Q2	Who is eligible to participate in the Exchange Offer?	2
Q3	Which stock options are eligible for exchange in the Exchange Offer?	2
Q4	Are there any differences between the new stock options and the eligible stock options that may be surrendered in the Exchange Offer?	3
Q5	What are the conditions of the Exchange Offer?	3
Q6	What will be the exercise price of the new stock options?	3
Q7	If I elect to participate and my surrendered eligible stock options are accepted, when will I receive my new stock options?	4
Q8	When will my new stock options vest?	4
Q9	When will my new stock options expire?	4
Q10	What if I elect to participate in the Exchange Offer and then leave ZymoGenetics before the expiration of the Exchange Offer?	4
Q11	What if I elect to participate in the Exchange Offer and then leave ZymoGenetics after the new stock options are granted but before they vest?	4
Q12	What if I am on an authorized leave of absence?	5
Q13	How do I find out how many eligible stock options I have and what their exercise prices are?	5
Q14	If I choose to participate in the option exchange, do I have to exchange all of my eligible stock option grants?	5
Q15	Can I exchange stock options that I have already fully exercised?	5
Q16	Can I exchange the remaining portion of an eligible stock option grant that I have already partially exercised?	5
Q17	If I elect to participate and my surrendered eligible stock options are accepted, how many new stock options will I receive in exchange?	5
Q18	Why isn’t the exchange ratio simply one-for-one?	6
Q19	Must I participate in the Exchange Offer?	6
Q20	How should I decide whether to exchange my eligible stock options for new stock options?	6
Q21	Why can’t ZymoGenetics just grant eligible employees additional stock options?	7
Q22	Will I owe taxes if I participate in the Exchange Offer?	7
Q23	What happens if, after the grant date of the new stock options, my new stock options end up being underwater again?	7
Q24	What happens to stock options that I choose not to surrender for exchange in the Exchange Offer?	7
Q25	If I surrender stock options in the Exchange Offer, will I be required to give up all of my rights under the surrendered stock options?	7
Q26	How long do I have to decide whether to participate in the Exchange Offer?	7
Q27	How do I participate in the Exchange Offer?	8
Q28	Can I change my mind and withdraw from participating in the Exchange Offer?	8
Q29	How will I know if my election form has been received?	8
Q30	What will happen if I do not submit my election form by the deadline?	9
Q31	What if I have questions regarding the Exchange Offer, or if I need a paper copy or additional copies of this Offer to Exchange or any documents attached or referred to in this document?	9

Q1	Why is ZymoGenetics making the Exchange Offer?

We believe that stock options are a critical tool to align our employees’ interests with those of our shareholders. We have historically granted stock options to incentivize, reward and motivate our employees and to encourage them to continue their employment with us. We believe that an effective and competitive employee incentive program is imperative for the future growth and success of our business. Highly skilled and educated technical and managerial employees are required to successfully research, develop and commercialize our product candidates, and implement our strategic initiatives. At ZymoGenetics, stock options constitute a key part of our compensation programs. Our board of directors believes that equity compensation promotes retention and encourages employees to act like owners of the business, motivating them to make our business successful and rewarding their contributions by allowing them to potentially benefit from increases in the value of our common stock.

For most of the three-year period from 2004 through 2006, the closing price of our common stock ranged between $15.00 and $25.00 per share, with an average closing price of $18.08 per share. The current trading price of our common stock remains low compared to its historical trading price. As of October 31, 2009, approximately 4,520,128, or 82%, of our outstanding vested stock options held by current employees and 1,471,719, or 29%, of our outstanding unvested stock options held by current employees have exercise prices that are equal to or greater than the minimum exercise price per share for eligible outstanding stock options, $7.90.

Many of these outstanding “underwater” (meaning the exercise prices of the stock options were greater than our then-current stock price) stock options no longer provide the incentive and retention effects they were intended to provide because their exercise price is so far above the current stock price that employees perceive them as having little or no potential value. The program will allow eligible employees to exchange eligible stock options for a lesser number of new stock options, with an exercise price representative of current market prices. We believe that such replacement equity awards will align our employee’s interests with those of our shareholders and provide the long-term financial incentives originally intended at the time of the stock options’ initial grant.

See Section 2, Purpose of the Exchange Offer, for more information.

Q2	Who is eligible to participate in the Exchange Offer?

The Exchange Offer will be open to all current employees of ZymoGenetics and our subsidiary, ZymoGenetics LLC, who hold eligible stock option grants. To be eligible, an individual must be employed with us on the date the Exchange Offer commences and must remain employed through the expiration of the Exchange Offer. Non-employee members of our board of directors are not eligible to participate.

See Section 1, Eligible Stock Options; Eligible Employees; Expiration Date, for more information.

Q3	Which stock options are eligible for exchange in the Exchange Offer?

To be eligible for exchange, a stock option must have an exercise price above $7.90.

Eligible stock options may currently be vested, partially vested or unvested. Only those stock options held by eligible employees are eligible to be exchanged in the Exchange Offer. See Section 1, Eligible Stock Options; Eligible Employees; Expiration Date, for more information.

Q4	Are there any differences between the new stock options and the eligible stock options that may be surrendered in the Exchange Offer?

If you are an eligible employee and you choose to participate in the Exchange Offer, the new stock options granted in exchange for your surrendered stock options will have similar terms and conditions to the eligible stock options you surrendered, except that:

•

You will receive a new non-qualified stock option (regardless of whether you stock option you surrender is an incentive stock option or a non-qualified stock option) to purchase a lesser number of shares for each eligible stock option surrendered in exchange. The number of new stock options will be determined using an exchange ratio for each price tier that ensures that the new stock options granted within that price tier will have approximately the same fair value as the stock options surrendered. The fair value of the stock options will be determined using the Black-Scholes option-pricing model, which we believe is the most appropriate method for determining the estimated fair value of all our equity awards. See Questions 17 and 18 and Section 8, Source and Amount of Consideration; Terms of New Stock Options for more information about this valuation method.

•

The exercise price for the new stock options will be equal to the closing price of ZymoGenetics common stock as reported on NASDAQ on the date the new stock options are granted, which will be promptly following the expiration of the Exchange Offer and which we anticipate will be the trading day immediately following the expiration date. We expect the exercise price for the new stock options to be lower than the exercise price of the stock options that will be surrendered for exchange.

•

The new stock options will be subject to a new vesting period, the length of which depends on whether or not the eligible option for which they are exchanged is fully vested. New stock options issued in exchange for wholly or partly unvested stock options will vest on a three-year schedule, with one-third of the shares subject to the stock option vesting on the first anniversary of the date of grant, and the remainder vesting ratably on a quarterly basis over the next 24 months. New stock options issued in exchange for fully vested stock options will vest on a two-year schedule, with 50% of the shares subject to the stock option vesting on the first anniversary of the date of grant, and the remainder vesting ratably on a quarterly basis over the next 12 months. The new stock options will also have a new contractual term (meaning the length of time before the stock option expires, or the lifespan of the stock option) of seven years, measured from the date of grant, as compared to the original ten-year term for currently outstanding stock options.

•	If your eligible stock option was granted under the 2000 Plan, the new stock options will be subject to the terms and conditions of the 2001 Plan.

See Section 1, Eligible Stock Options; Eligible Employees; Expiration Date, and Section 5, Acceptance of Eligible Stock Options; New Stock Options for more information.

Q5	What are the conditions of the Exchange Offer?

The Exchange Offer is subject to a number of conditions with regard to events that could occur before the expiration of the Exchange Offer and which are more fully described in Section 6, Conditions of the Exchange Offer. If any of the events described in Section 6 occur, we may terminate, extend or amend the Exchange Offer at any time prior to the expiration of the Exchange Offer.

See Section 6, Conditions of the Exchange Offer, and Section 14, Extension of the Exchange Offer; Termination; Amendment for more information.

Q6	What will be the exercise price of the new stock options?

The exercise price of all new stock options will be equal to the closing price of ZymoGenetics’ common stock as reported on NASDAQ on the date the new stock options are granted, which will be promptly after the expiration of the Exchange Offer and which we anticipate will be the trading day immediately following the expiration date.

Q7	If I elect to participate and my surrendered eligible stock options are accepted, when will I receive my new stock options?

We expect to accept and cancel all properly surrendered eligible stock options on the date the new stock options are granted, which will be promptly after expiration of the Exchange Offer and which we anticipate will be the trading day immediately following the expiration date. If the expiration date of the Exchange Offer is extended, then the cancellation date and the new stock option grant date will be similarly extended. New stock option agreements governing the terms of the new stock options and cash, where applicable, will be delivered to you promptly following the new stock option grant date.

See Section 3, Procedures for Surrendering Eligible Stock Options, for more information.

Q8	When will my new stock options vest?

The new stock options will be subject to a new vesting period. New stock options issued in exchange for wholly or partly unvested stock options will vest on a three-year schedule, with one-third of the shares subject to the stock option vesting on the first anniversary of the date of grant, and the remainder vesting ratably on a quarterly basis over the next 24 months. New stock options issued in exchange for fully vested stock options will vest on a two-year schedule, with 50% of the shares subject to the stock option vesting on the first anniversary of the date of grant, and the remainder vesting ratably on a quarterly basis over the next 12 months.

Q9	When will my new stock options expire?

All new stock options will have a new contractual term (meaning the length of time before the stock option expires, or the lifespan of the new stock option) of seven years, instead of the term of the surrendered stock options, which was 10 years from the original date of grant.

Q10	What if I elect to participate in the Exchange Offer and then leave ZymoGenetics before the expiration of the Exchange Offer?

If you elect to participate in the Exchange Offer and your employment terminates for any reason before the expiration of the Exchange Offer, including a layoff, retirement, disability or death, your exchange election will be cancelled and you will not receive new stock options. If this occurs, no changes will be made to the terms of your current stock options, and these stock options will be treated as if you had declined to participate in the Exchange Offer. In that case, generally, you may exercise your existing stock options for a limited time after your separation date to the extent they are vested and in accordance with the terms and conditions of your existing stock options. Also see Question 11 below.

Nothing in the Exchange Offer should be construed to confer upon you the right to remain an employee of ZymoGenetics or our subsidiary, ZymoGenetics LLC. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain employed until the new stock option grant date or thereafter.

Q11	What if I elect to participate in the Exchange Offer and then leave ZymoGenetics after the new stock options are granted but before they vest?

If your employment terminates for any reason after the new stock option grant date, the terms and conditions of any new stock options granted in the Exchange Offer will apply. If your employment terminates for any reason after the new stock option grant date, but before the end of your new vesting period, you will forfeit any unvested stock options.

Q12	What if I am on an authorized leave of absence or do not have access to a computer?

Any eligible employees who are on an authorized leave of absence will be able to participate in the Exchange Offer under the same terms and conditions as employees who are not on a leave of absence.

If you are an eligible employee currently on an authorized leave of absence from the Company or otherwise do not have access to a computer, you may also participate in the program by requesting a paper election form from a Human Resources representative. You must return the completed election form by hand delivery to a Human Resource representative. We recommend that you deliver it to a Human Resources representative, allowing additional time for the paper election form to be processed. Your properly completed paper election form must be received before the Exchange Offer deadline of 9:00 p.m., Pacific Time, on December 14, 2009 (or such later date as may apply if the Exchange Offer is extended).

Q13	How do I find out how many eligible stock options I have and what their exercise prices are?

You can review a list of your eligible stock options and the exercise prices of those stock options at the option exchange website, which is available at zymogenetics.equitybenefits.com. This information is also included in the materials delivered to you along with this Offer to Exchange.

See Section 1, Eligible Stock Options; Eligible Employees; Expiration Date, for more information.

Q14	If I choose to participate in the option exchange, do I have to exchange all of my eligible stock option grants?

No. Under the option exchange, you will be able to exchange stock options (vested or unvested) on a grant-by-grant basis. This means that you may choose to exchange some eligible grants, and choose not to exchange others. But if you elect to exchange any stock options within a particular grant, you must exchange all the stock options in that grant. You will not be able to exchange only a portion of a single grant.

For example, if you have an eligible stock option grant for 1,000 stock options, you can elect to exchange all or none of the 1,000 stock options. However, you cannot elect to exchange only 500 of the 1,000 stock options.

See Section 3, Procedures for Surrendering Eligible Stock Options, for more information.

Q15	Can I exchange stock options that I have already fully exercised?

No. The Exchange Offer only applies to outstanding ZymoGenetics stock options that are eligible under the Exchange Offer. You will not be able to exchange shares of ZymoGenetics stock that you own outright, including shares acquired on exercise of a stock option.

Q16	Can I exchange the remaining portion of an eligible stock option grant that I have already partially exercised?

Yes. If you previously exercised an eligible stock option grant in part, the remaining outstanding (i.e., unexercised) portion of the eligible stock option grant can be exchanged in the Exchange Offer, whether that portion is vested or unvested.

Q17	If I elect to participate and my surrendered eligible stock options are accepted, how many new stock options will I receive in exchange?

The number of new stock options that you receive will depend on the exercise price(s) of your surrendered eligible stock options and the applicable exchange ratios, as shown in the table below. The exchange ratios and price tiers shown in the table below were designed to result in the grant of new stock options within each price tier with a fair value approximately equal to the fair value of the stock options surrendered within that price tier in the option exchange. We calculated the fair value of the eligible stock options using the Black-Scholes option valuation model. If, after the exchange of eligible stock options in any particular stock option grant, you would be left with a fractional stock option, we will round down to the nearest whole number of shares so that all new stock options will be for a whole number of shares.

If the Exercise Price of an Eligible Stock Option is:	The Exchange Ratio is:
$7.90-9.79, then	1.25-for-1
$9.80-16.62, then	1.75-for-1
Greater than or equal to $16.63, then	2.50-for-1

Note that the exchange ratios apply to each of your stock option grants separately. This means that the various stock option grants you have received may be subject to different exchange ratios.

See Section 5, Acceptance of Eligible Stock Options; New Stock Options for more information.

Q18	Why isn’t the exchange ratio simply one-for-one?

We believe the Exchange Program must balance the interests of both our employees and our shareholders. Using the Black-Scholes valuation model, stock options with a higher exercise price are less valuable, meaning you will need to exchange more of them for each new stock option granted. Underwater stock options (stock options with an exercise price higher than the current market price of our common stock) have less value than the new stock options that will be granted in the option exchange (which will have an exercise price equal to the market price of our common stock on the date of grant). Therefore, more underwater stock options are required to equal the fair value of one new stock option.

We are not able to precisely predict what ZymoGenetics’ closing stock price will be on the date when the price for the new grants will be established; therefore, we had to make reasonable assumptions about the eventual new grant price when setting the stock option exchange ratios. The exchange ratios have been set with a goal of making the Exchange Offer as cost neutral to us as possible, as stated to our shareholders when we proposed the program.

Q19	Must I participate in the Exchange Offer?

No. Participation in the Exchange Offer is completely voluntary. If you choose not to participate, you will keep all of your currently outstanding stock options, including stock options eligible for the Exchange Offer, and you will not receive new stock options in the Exchange Offer. No changes will be made to the terms of your current stock options, including with respect to their status as either incentive stock options or non-qualified stock options, if you decline to participate. If you decide not to surrender any of your eligible stock options for exchange in the Exchange Offer, you do not need to do anything.

Q20	How should I decide whether to exchange my eligible stock options for new stock options?

We are providing as much information as we can to assist you in making your own informed decision, including an on-line tool designed to show the break-even point. You are encouraged to seek further advice from your tax, financial and legal advisors. No one from ZymoGenetics is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

You should also review the section entitled Risk Factors for a discussion of the risks of participating in the Exchange Offer.

Q21	Why can’t ZymoGenetics just grant eligible employees additional stock options?

The Compensation Committee of our Board of Directors decided that it would not have been possible to grant additional equity awards at levels adequate to incentivize and retain employees with significantly underwater stock options due to the increase in our “overhang” (outstanding equity awards plus equity awards available for grant divided by the total number of shares of our common stock outstanding) and the increased potential share dilution from the exercise of such awards that would have resulted. In addition, granting new stock options without cancelling any previously granted stock options would have added a significant amount of additional compensation expense. Each of these consequences could have adversely affected our business, operating results and negatively impacted our stock price.

Q22	Will I owe taxes if I participate in the Exchange Offer?

Generally, for U.S. federal income tax purposes, the exchange of old stock options for new stock options in the Exchange Offer should be treated as a nontaxable exchange and no income should be recognized upon the surrender of old stock options and the grant of the new stock options. We encourage all employees who are considering exchanging their stock options in the Exchange Offer to consult with their own tax advisors on the federal, state, local and foreign tax consequences of participating in the Exchange Offer.

See Section 13, Material U.S. Federal Income Tax Consequences and the attached Schedules for more information.

Q23	What happens if, after the grant date of the new stock options, my new stock options end up being underwater again?

The Exchange Offer is a one-time opportunity and we do not expect to offer this type of exchange again. We cannot provide assurance as to the price of our common stock at any time in the future.

Q24	What happens to stock options that I choose not to surrender for exchange in the Exchange Offer?

The Exchange Offer will have no effect on stock options that you choose not to exchange or on stock options that are not accepted for exchange in the Exchange Offer.

Q25	If I surrender stock options in the Exchange Offer, will I be required to give up all of my rights under the surrendered stock options?

Yes. After the expiration of the Exchange Offer, any stock options you surrender in exchange for new stock options that we accept for exchange will be cancelled, and you will no longer have any rights under those stock options.

Q26	How long do I have to decide whether to participate in the Exchange Offer?

The Exchange Offer expires at 9:00 p.m., Pacific Time, on December 14, 2009. Although we do not currently intend to do so, we may, in our sole discretion, extend the expiration date of the Exchange Offer at any time. If we extend the Exchange Offer, we will publicly announce the extension and the new expiration date no later than 6:00 a.m., Pacific Time, on the next business day after the previously announced expiration date. If the expiration date of the Exchange Offer is extended, then the cancellation date of the eligible stock options and the new stock option grant date will be similarly extended.

See Section 14, Extension of the Exchange Offer; Termination; Amendment, for more information.

Q27	How do I participate in the Exchange Offer?

If you are an eligible employee and you wish to surrender any of your eligible stock options for exchange in the Exchange Offer, you should notify us electronically of your election to exchange those stock options before the Exchange Offer expires. You do this by making an election online at the option exchange website at zymogenetics.equitybenefits.com. Your online election must be submitted before the expiration deadline of 9:00 p.m., Pacific Time, on December 14, 2009 (or such later date as may apply if the Exchange Offer is extended).

If you are an eligible employee on an authorized leave of absence or otherwise do not have access to a computer, you may also participate in the program by requesting a paper election form from a Human Resources representative. We recommend that you deliver the paper form to a Human Resource representative allowing additional time for the paper election to be processed prior to the deadline.

Your election to participate in the program is not complete until we receive your properly submitted election form. You are responsible for making sure that your election form is completed accurately to reflect your election and received by the expiration of the Exchange Offer. If we do not receive your election by the deadline, you will be deemed to have declined to participate in the Exchange Offer.

We reserve the right to reject any or all surrenders of stock options that we determine are not in an appropriate form or that we determine would be unlawful to accept. Subject to our right to extend, terminate and amend the Exchange Offer, we expect to accept all properly surrendered eligible stock options on the date we grant the new stock options.

See Section 3, Procedures for Surrendering Eligible Stock Options, and Section 6, Conditions of the Exchange Offer, for more information.

Q28	Can I change my mind and withdraw from participating in the Exchange Offer?

Yes. If you elect to exchange eligible stock options and later change your mind, you may notify us before the Exchange Offer expires by updating your election at the option exchange website at zymogenetics.equitybenefits.com. Your updated election must be submitted before the expiration deadline of 9:00 p.m., Pacific Time, on December 14, 2009 (or such later date as may apply if the Exchange Offer is extended) to withdraw or change your election. The more recent election will entirely replace your previous election. Once you have withdrawn your election, you may again elect to exchange those stock options by following the procedures for exchanging eligible stock options as discussed above. If you miss the deadline for withdrawing or making a new election but remain an eligible employee, any eligible stock options previously submitted for exchange will be exchanged pursuant to the Exchange Offer. Although we intend to accept all properly surrendered eligible stock options promptly after the expiration of this offer, if we have not accepted your stock options within 40 business days of the commencement of the Exchange Offer, you may withdraw your tendered stock options at any time thereafter.

Please see Section 4, Withdrawal Rights, below for more information.

Q29	How will I know if my election form has been received?

Once you make a proper election on the option exchange website at zymogenetics.equitybenefits.com, you will receive an on-screen confirmation at the end of your session. You are encouraged to print this confirmation for your records. You will also receive an email confirming receipt of your election and you may also contact a Human Resources representative to confirm your election has been received.

It is your responsibility to confirm that your election has been received by us prior to the expiration of the Exchange Offer.

Q30	What will happen if I do not submit my election form by the deadline?

If we do not receive your election to surrender eligible stock options for exchange before the Exchange Offer expires, then all of your eligible stock options will remain outstanding at their original exercise price and subject to their original terms. Late elections cannot be accepted. If you decide not to surrender any of your eligible stock options for exchange in the Exchange Offer, you do not need to do anything.

Q31	What if I have questions regarding the Exchange Offer, or if I need a paper copy or additional copies of this Offer to Exchange or any documents attached or referred to in this document?

If you have difficulty accessing the option exchange website, have questions regarding the Exchange Offer or have requests for assistance (including about your PIN, requests for additional or paper copies of this Offer to Exchange or other documents relating to the Exchange Offer), please contact a Human Resources representative at (206) 434-3141, or by email at optionexchange@zgi.com.

RISK FACTORS

Participating in the Exchange Offer involves a number of risks and uncertainties, including those described below. You should carefully consider these risks and uncertainties, and you are encouraged to consult your tax, financial and legal advisors before deciding to participate in the Exchange Offer.

Risks Related to the Exchange Offer

If you exchange eligible stock options for new stock options in the Exchange Offer and your employment with us terminates before the new stock options fully vest, you will forfeit any unvested portion of your new stock options.

If you elect to participate in the Exchange Offer, the new stock options will have a new vesting schedule of 24 or 36 months and none of them will vest prior to the first anniversary of the date of grant. If your employment with us terminates, then your new stock options will cease vesting, and any unvested portion of your new stock options will be cancelled as of your separation date. Accordingly, if you exchange eligible stock options for new stock options in the Exchange Offer and your employment with us terminates before the new stock options fully vest, then you will forfeit any unvested portion of your new stock options even if the eligible stock options surrendered in the Exchange Offer were vested at the time of the exchange.

If the price of our common stock increases over time, the value of the new stock options that you receive in the Exchange Offer may ultimately be less than the value of the eligible stock options that you surrendered in the exchange.

Because you will receive a stock option to purchase a lesser number shares of common stock in the Exchange Offer than the eligible stock options you surrender for exchange, it is possible that, at some point in the future, your surrendered eligible stock options would have been economically more valuable than the new stock options granted in the Exchange Offer. For example, assume, for illustrative purposes only, that you surrender 1,750 eligible stock options with an exercise price of $10.00 per share, and in exchange you receive a grant of 1,000 new stock options and the exercise price of the new stock options is $6.00 per share. Then, assume that two years after the new stock option grant date the price of our common stock increases to $20.00 per share. Under this example, if you had kept your surrendered eligible stock options and then exercised and sold all 1,750 of the underlying shares at $20.00 per share, you would have realized a pre-tax gain of $17,500 (i.e., 1,750 stock options multiplied by the $10.00 difference between the $20.00 market price and the $10.00 exercise price of your surrendered stock options), but if you exchanged your eligible stock options and sold the 1,000 underlying shares subject to the new stock options, you would only realize a pre-tax gain of $14,000 (i.e., 1,000 stock options multiplied by a $14.00 difference between the $20.00 market price and the $6.00 exercise price).

If you are subject to non-U.S. tax laws, even if you are a resident of the United States, there may be tax, social insurance or other consequences for participating in the Exchange Offer.

If you are subject to the tax laws of a country other than the United States, even if you are a resident of the United States, you should be aware that there may be tax, social insurance or other consequences that may apply to you. You are encouraged to consult your own tax advisors to discuss these consequences.

Risks Related to Our Business and Common Stock

You should carefully review the risk factors contained in our periodic and other reports filed with the Securities and Exchange Commission, or SEC, including those in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and our Annual Report on Form 10-K for the year ended December 31, 2008 and also the information provided in this Offer to Exchange and the other materials that we have filed with the SEC, before making a decision on whether to surrender your eligible stock options for exchange. You may access these filings electronically at the SEC’s website at www.sec.gov or on our website at http://www.zymogenetics.com/ir/sec-list.php. In addition, upon request we will provide you with a copy of any or all of the documents to which we have referred you (without charge to you). See Section 16, Additional Information, for more information regarding reports we filed with the SEC and how to obtain copies of or otherwise review these reports.

THE EXCHANGE OFFER

SECTION 1. Eligible Stock Options; Eligible Employees; Expiration Date

Upon the terms and subject to the conditions of the Exchange Offer, we are making an offer to eligible employees to exchange some or all of their eligible stock options (on a grant-by-grant basis) for new stock options with an exercise price equal to the closing price of our common stock, as reported on NASDAQ, on the new stock option grant date, which will be promptly after the expiration of the Exchange Offer and which we anticipate will be the trading day immediately following the expiration date. To participate, stock options must be properly surrendered in accordance with Section 3, Procedures for Surrendering Eligible Stock Options, and not validly withdrawn pursuant to Section 4, Withdrawal Rights, before the expiration of the Exchange Offer.

“Eligible stock options” are options to purchase shares of the Company’s common stock held by eligible employees with an exercise price greater than or equal to $7.90.

You are an “eligible employee” if you are:

•	a current employee who holds eligible stock options (described in the paragraph above); and

•	employed on the date the Exchange Offer commences and remain employed with us through the expiration of the Exchange Offer.

You will not be eligible to surrender eligible stock options or receive new stock options if you cease to be an eligible employee for any reason prior to the expiration of the Exchange Offer, including retirement, disability or death. If you are on an authorized leave of absence and are otherwise an eligible employee, you will be eligible to participate in the Exchange Offer if you have eligible stock options. If you surrender your eligible stock options and they are accepted and cancelled in the Exchange Offer and you are on an authorized leave of absence on the new stock option grant date, you will be entitled to receive new stock options in the Exchange Offer. Leave is considered authorized if it was approved in accordance with our policies.

If you choose to participate in the Exchange Offer and if we accept your surrendered stock options, you will receive new stock options that will have substantially the same terms and conditions as the stock options you surrendered, except that:

•

You will receive a new non-qualified stock option (regardless of whether you stock option you surrender is an incentive stock option or a non-qualified stock option) to purchase a lesser number of shares for each eligible stock option surrendered in exchange. The number of new stock options will be determined using an exchange ratio for each price tier that ensures that the new stock options granted within that price tier will have approximately the same fair value as the stock options surrendered. The fair value of the stock options will be determined using the Black-Scholes option-pricing model, which we believe is the most appropriate method for determining the estimated fair value of all our equity awards. See Questions 17 and 18 and Section 8, Source and Amount of Consideration; Terms of New Stock Options for more information about this valuation method.

•

The exercise price for the new stock options will be equal to the closing price of ZymoGenetics common stock as reported on NASDAQ on the date the new stock options are granted, which will be promptly following the expiration of the Exchange Offer and which we anticipate will be the trading day immediately following the expiration date. We expect the exercise price for the new stock options to be lower than the exercise price of the stock options that will be surrendered for exchange.

•

The new stock options will be subject to a new vesting period, the length of which depends on whether or not the eligible option for which they are exchanged is fully vested. New stock options issued in exchange for wholly or partly unvested stock options will vest on a three-year schedule, with one-third of the shares subject to the stock option vesting on the first anniversary of the date of grant, and the remainder vesting ratably on a quarterly basis over the next 24 months. New stock options issued in exchange for fully vested stock options will vest on a two-year schedule, with 50% of the shares subject to the stock option vesting on the first anniversary of the date of grant, and the remainder vesting ratably on a quarterly basis over the next 12 months. The new stock options will also have a new contractual term (meaning the length of time before the stock option expires, or the lifespan of the stock option) of seven years, measured from the date of grant, as compared to the original ten-year term for currently outstanding stock options.

•

If your stock option was granted under the 2001 Plan, the new stock options will be subject to the terms and conditions of the 2001 Plan. Please note that your surrendered stock options may have been subject to a different plan that had different terms and conditions.

The number of new stock options that you receive will depend on the exercise price(s) of the stock options that you surrender for exchange and the applicable exchange ratios. The exchange ratios for the Exchange Offer are set forth below. Note that the exchange ratios apply to each of your stock option grants separately, which means that the various stock option grants you have received may be subject to different exchange ratios.

If the Exercise Price of an Eligible Stock Option is:	The Exchange Ratio is:
$7.90-9.79, then	1.25-for-1
$9.80-16.62, then	1.75-for-1
Greater than or equal to $16.63, then	2.50-for-1

You can review a list of your eligible stock options and the exercise prices of those stock options at our option exchange website at zymogenetics.equitybenefits.com.

The terms and conditions of the 2001 Plan differ in some respects from the terms and conditions of the 2000 Plan. If you are surrendering eligible stock options granted under the 2000 Plan, then you should carefully read “Description of the 2001 Plan” under Section 8, Source and Amount of Consideration; Terms of New Stock Options, because new stock options in the Exchange Offer will be granted under and governed by the 2001 Plan.

The Exchange Offer is scheduled to expire at 9:00 p.m., Pacific Time, on December 14, 2009, unless extended in our sole discretion. See Section 14, Extension of the Exchange Offer; Termination; Amendment, for a description of our rights to extend, terminate and amend the Exchange Offer.

Nothing in the Exchange Offer should be construed to confer upon you the right to remain an employee of ZymoGenetics or our subsidiary. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain employed until the new stock option grant date or until the new stock options vest.

SECTION 2. Purpose of the Exchange Offer

We believe that the Exchange Offer will permit us to improve the effectiveness of the benefits provided by our equity compensation program to eligible participants, reduce the overhang of outstanding stock options and recapture value from compensation costs we are already incurring with respect to underwater stock options. More specifically, we hope the program will:

•

Align our employee’s interests with those of our shareholders and provide the long-term financial incentives originally intended at the time of the stock options’ initial grant. More than 93% of our employees hold some stock options that have exercise prices that are greater than or equal to $7.90. We believe that these outstanding underwater stock options are not providing the incentive and retention benefits they were intended to provide because they are perceived by employees as having little or no potential value. The Exchange Offer provides eligible employees with a means to elect to exchange eligible stock options for a lesser number of new stock options, with an exercise price that is more consistent with ZymoGenetics’ current market prices.

•

Recapture value from compensation costs that we incur for outstanding underwater stock options that do not currently motivate our employees in a way that is proportionate to their cost. Even though underwater stock options are not likely to be exercised in the near term, if at all, because they have exercise prices that are substantially higher than our current stock price, we are required to record stock-based compensation expense through the end of such stock options’ respective vesting periods. By replacing these significantly underwater options that we believe have little or no retentive or incentive value with a lesser number of new stock options with an approximately equivalent accounting value, we believe that the retentive and incentive values of such equity awards will be more consistent with their associated expense.

•

Meaningfully reduce our existing overhang. The outstanding underwater stock options are part of our existing overhang and may be viewed by investors as dilutive of our shareholders’ interests because they are potentially issuable securities for up to their full term despite the fact that they are not likely to be exercised in the near term, if at all, for the reasons described above. We believe the Exchange Offer will allow us to meaningfully reduce this overhang of stock options that we believe no longer serve to incentivize and motivate our employees. Reducing the overhang also will facilitate our ability to grant equity awards in the future at levels necessary to effectively incentivize and motivate our employees.

Except as otherwise disclosed in this Offer to Exchange or in the Company’s filings with the SEC, we have no present plans, proposals or negotiations that relate to or would result in:

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or the assets of our subsidiary;

•	any material change in our present dividend policy, or our indebtedness or capitalization;

•	any other material change in our corporate structure or business;

•	any other changes to the present board of directors or management of the Company;

•	our shares of common stock not being authorized for listing on NASDAQ;

•	our shares of common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	the acquisition by any person of any additional securities of the Company or the disposition of any of our securities; or

•

any changes in our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws or other governing instruments or any actions that could impede the acquisition of control of the Company.

SECTION 3. Procedures for Surrendering Eligible Stock Options

If you are an eligible employee and you wish to surrender any of your eligible stock options for exchange in the Exchange Offer, you must make your election before the Exchange Offer expires at 9:00 p.m., Pacific Time, on December 14, 2009 (or such later date as may apply if the Exchange Offer is extended). If we extend the Exchange Offer beyond that time, you may surrender your eligible stock options for exchange at any time until the extended expiration date of the Exchange Offer.

You will be permitted to exchange your eligible stock options for new stock options on a grant-by-grant basis. No partial exchanges of a stock option grant will be permitted. If you elect to exchange an eligible stock option grant, you must exchange the entire outstanding (i.e., unexercised) portion of that eligible stock option grant. If you elect to surrender the stock options in one eligible grant, you do not need to surrender the stock options in any other eligible grant you may hold.

Instructions to Option Exchange Website.

Included in the materials delivered to you along with this Offer to Exchange is your nine-digit Personal Identification Number (PIN). You will need your PIN to gain access to your personal information on the option exchange website and to make your online elections with respect to the Exchange Offer.

To make your election electronically, you take the following steps:

1. Go to the option exchange website at zymogenetics.equitybenefits.com.

2. You will first be directed to a log-in screen where you will enter your PIN provided to you by email sent on November 16, 2009 or by hard copy if you received your documents by mail. If the site does not recognize you, please contact a Human Resources representative at (206) 434-3141, or by email at optionexchange@zgi.com.

3. You will then see a page containing links to the relevant documentation describing the Exchange Offer. You should read each of the documents listed, including the terms and conditions of the Exchange Offer. When you are ready, click “Make My Election” to proceed to the “Election Page.”

4. You will then be directed to an election form where you will see a list of all your eligible stock options. You will be asked to either keep your original grant or exchange your original grant for new stock options. On this page, if you wish, you can use the optional “Model/Decision Tool” to perform additional analysis based on your own assumed future stock prices. For those stock option grants you wish to exchange, click on the “Yes” button. If you do not wish to exchange a stock option grant, you must click the “No” button next to the grant listed on the Election Page. Once you have completed all of your selections, click the “Submit My Election” button to proceed to the Review Election page.

5. You will next see Review Election page, containing your elections. Please review your elections to ensure that they properly reflect the elections you made on the previous page. Once you have determined that you are satisfied with your elections, click the “Continue” button.

6. You will then see a page asking you to acknowledge that your elections will be subject to the terms, conditions and restrictions contained in the Terms and Conditions attached to the Schedule TO as Exhibit (a)(1)(D) and for which a link has been provided in the option exchange website. Please read the Terms and Conditions carefully, and if you agree, indicate that by clicking the “I AGREE” button.

7. You will next see an Election Confirmation page. Please print this page by clicking the “PRINT A CONFIRMATION” button and keep a copy of the Election Confirmation page for your records. You will then be deemed to have completed the election process. Note that our receipt of your election form and your receipt of the Election Confirmation page is not by itself an acceptance of your election. We intend to accept all properly surrendered eligible stock options promptly after the expiration of the Exchange Offer and will formally have accepted valid elections when we give notice of our acceptance of election, which will occur on the date the new stock options are granted.

8. You will then need to log-out by clicking the “LOGOUT” button.

9. If you wish to change your election at any time, you must log back in and you will be taken to a summary of your current elections. If you are satisfied with your elections, click “Log Out.” If you wish to change your elections, you may do so and then click “Resubmit.” Your new submitted election will replace your previous election. Please print your new election confirmation page. The last submitted election on the expiration date will constitute your election. You can check the Election Confirmation page on our Stock option exchange website at zymogenetics.equitybenefits.com, at any time to see your current election.

If you are not able to submit your election form electronically via the option exchange website as a result of technical problems, such as the website being unavailable, the website not accepting your election or not knowing your PIN, please contact a Human Resources representative at (206) 434-3141, or by email at optionexchange@zgi.com.

If your name has been legally changed and does not match the name on your stock option memorandum, please let a Human Resources representative know and provide the additional requested documentation. You do not need to return your stock option confirming memoranda relating to any surrendered stock options, as they will be cancelled automatically if we accept your stock options for exchange.

If you are an eligible employee on an authorized leave of absence or otherwise do not have access to a computer, you may also participate in the program with a paper election form you may request from a Human Resources representative. You must return the completed election form by hand delivery to a Human Resource representative prior to the exchange offer deadline. We recommend that you deliver the paper election form to your Human Resources representative allowing additional time for the paper election form to be processed.

Determination of Validity; Rejection of Eligible Stock Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine all questions as to the validity, form, eligibility, time of receipt and acceptance of any surrendered eligible stock options. More than 93% of our employees hold some stock options that are eligible to participate in the Exchange Offer, so there may be a high volume of elections to process during the exchange period. Accordingly, neither ZymoGenetics nor any other person can be responsible for giving notice of any defects or irregularities in surrenders. No surrender of eligible stock options will be deemed to have been properly made until all defects or irregularities have been cured by the eligible employee surrendering stock options unless waived by us. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final and binding on all parties. This is a one-time offer, and we will strictly enforce the Exchange Offer period, subject only to any extension of the expiration date of the Exchange Offer that we may grant in our sole discretion. Subject to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we also reserve the right to waive any of the conditions of the Exchange Offer or any defect or irregularity in any surrender with respect to any particular eligible stock options or any particular eligible employee.

Our Acceptance Constitutes an Agreement. Your surrender of eligible stock options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Exchange Offer and will be controlling, absolute and final, subject to your withdrawal rights under Section 4, Withdrawal Rights, and our acceptance of your surrendered stock options in accordance with Section 5, Acceptance of Eligible Stock Options; New Stock Options. Our acceptance for exchange of eligible stock options surrendered by you pursuant to the Exchange Offer will constitute a binding agreement between ZymoGenetics and you upon the terms and subject to the conditions of the Exchange Offer.

Subject to our rights to terminate and amend the Exchange Offer in accordance with Section 6, Conditions of the Exchange Offer, we expect to accept and cancel on the day the new stock options are granted all properly surrendered eligible stock options that have not been validly withdrawn promptly following the expiration date of the Exchange Offer. You will receive new stock option agreements governing the terms of the new stock options granted to you, which will be delivered to you promptly following the new stock option grant date. If the expiration date of the Exchange Offer is extended, then the new stock option grant date will be similarly extended.

SECTION 4. Withdrawal Rights

If you elect to exchange eligible stock options and later change your mind, you may notify us of this decision before the Exchange Offer expires by updating your online election at the option exchange website at zymogenetics.equitybenefits.com. If you are an eligible employee on an authorized leave of absence or otherwise do not have access to a computer, you may also withdraw or change your election by submitting an updated paper election form by hand delivery to a Human Resource representative. Your election must be submitted online or received in paper form before the expiration deadline of 9:00 p.m., Pacific Time, on December 14, 2009 (or such later date as may apply if the Exchange Offer is extended). The more recent election will entirely replace your previous election.

Please note that, just as you may not exchange only part of an eligible stock option grant, you may also not withdraw or update your election with respect to only a portion of an eligible stock option grant. If you elect to withdraw a previously exchanged stock option grant, you must withdraw that entire grant, but need not withdraw any other eligible stock option grants previously exchanged.

Your exchange election will not be considered withdrawn until we receive your properly submitted updated election reflecting your withdrawal or new election. If you miss the deadline for notifying us of your updated election but remain an eligible employee, any previously exchanged stock options will be exchanged pursuant to the Exchange Offer. You are responsible for confirming that your withdrawal or new election was received by us before the deadline. The expiration date is 9:00 p.m., Pacific Time, on December 14, 2009 (or such later date as may apply if the Exchange Offer is extended).

If you have withdrawn an election to exchange eligible stock options, you may again elect to exchange these stock options by following the procedures for properly surrendering stock options as described in Section 3, Procedures for Surrendering Eligible Stock Options, prior to the deadline noted above. Although we intend to accept all properly surrendered eligible stock options promptly after the expiration of the Exchange Offer, if we have not accepted your stock options within 40 business days of the commencement of the Exchange Offer, you may withdraw your tendered stock options at any time thereafter.

SECTION 5. Acceptance of Eligible Stock Options; New Stock Options

Upon the terms and subject to the conditions of the Exchange Offer, we expect to accept for exchange all eligible stock options properly surrendered and not validly withdrawn by the expiration of the Exchange Offer, which is currently expected to be 9:00 p.m., Pacific Time, on December 14, 2009. We expect to cancel the old stock options and grant the new stock options promptly after the expiration of the Exchange Offer, which we anticipate will be the trading day immediately following the expiration date. Once we have accepted your surrendered stock options, all such stock options surrendered in the program will be cancelled and you will no longer have any rights under the surrendered stock options. The eligible stock options surrendered and cancelled under the program that are in excess of the stock options issued in the program will not be returned to the share reserve for the 2001 Plan.

You will receive a new stock option agreement governing the terms of the new stock options granted to you, which we will distribute promptly following the expiration date of the Exchange Offer. The forms of the stock option agreement are included in the program documents we filed with the SEC. If the expiration date of the Exchange Offer is extended, then the cancellation date of the eligible stock options, the new stock option grant date and date of the cash payment will be similarly extended.

If you have surrendered eligible stock options for exchange in the Exchange Offer and your employment with us terminates for any reason before the expiration of the Exchange Offer, we will not accept your stock options for exchange. In that case, in accordance with the terms and conditions of your existing stock options, you may exercise your existing stock options at the original exercise price for a limited time after your separation date to the extent they are vested.

SECTION 6. Conditions of the Exchange Offer

We may terminate or amend the Exchange Offer, or postpone our acceptance and cancellation of any eligible stock options surrendered for exchange if, at any time on or after December 14, 2009 and before the expiration of the Exchange Offer, any of the following events has occurred, or in our reasonable judgment, could occur:

(a) (i) any government or governmental, regulatory or administrative agency, authority or tribunal institutes an action or proceeding before any court, authority, agency or tribunal or any court, legislative body or takes any action, withholds any approval or promulgates, enacts, enters, amends or enforces any statute, rule, regulation, judgment, order or injunction that is applicable to the Exchange Offer or us; or

(ii) any change in the general political, market, economic or financial conditions in the United States or abroad has occurred that, in our reasonable judgment, could, directly or indirectly:

•

challenge, make illegal or otherwise restrict or prohibit the Exchange Offer, the cancellation of surrendered eligible stock options, the grant of new stock options pursuant to the Exchange Offer or the consummation of the Exchange Offer; or

•

materially and adversely affect our business, financial condition, operating results, or operations, otherwise materially impair in any way the contemplated future conduct of our business or materially impair the contemplated benefits of the Exchange Offer to us;

(b) a general suspension of trading or limitation on securities pricing has occurred in any national securities exchange or over-the-counter market or any banking moratorium or suspension of payments in respect of banks in the United States has been declared;

(c) the market price of the shares of our common stock materially changes such that the Exchange Offer would no longer have the intended compensatory purpose;

(d) any event occurs that, in our reasonable judgment, could directly or indirectly materially adversely affect the extension of credit to us by banks or other lending institutions;

(e) any change occurs in U.S. generally accepted accounting principles or the application or interpretation thereof that could require us, for financial reporting purposes, to record compensation expenses against our operating results in connection with the Exchange Offer that would be in excess of any compensation expenses that we would be required to record under U.S. generally accepted accounting principles in effect at the time we commence the Exchange Offer;

(f) any person, entity or group within the meaning of Section 13(d)(3) of the Exchange Act announces or makes a merger or acquisition proposal for us or a tender or exchange offer with respect to some or all of our outstanding common stock, or publicly discloses the same, or we learn that any person, entity or group:

(i) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before December 14, 2009;

(ii) has filed a Schedule 13D or Schedule 13G with the SEC before December 14, 2009 and has acquired or proposes to acquire beneficial ownership of an additional 1% or more of the outstanding shares of our common stock; or

(iii) has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us or any of our assets or securities;

(g) any governmental authority, NASDAQ or any other regulatory or administrative authority of any national securities exchange enacts, enforces or deems applicable to us any rule, regulation or action that, in our reasonable judgment, makes it inadvisable for us to proceed with the Exchange Offer.

If any of the above events occur, we may:

•	terminate the Exchange Offer;

•	complete and/or extend the Exchange Offer, subject to your withdrawal rights;

•	amend the terms of the Exchange Offer; or

•	waive any unsatisfied condition and, subject to any requirement to extend the period of time during which the offer is open, complete the Exchange Offer.

The conditions of the Exchange Offer are for our benefit. In our discretion, at any time before the expiration of the Exchange Offer we may assert these conditions, or waive them, in whole or in part, whether or not we waive any other condition to the Exchange Offer. If we choose not to exercise these rights at any given time, we do not waive our right to exercise them later. However, if we become aware that a condition is triggered, we will promptly notify eligible employees whether or not we have decided to waive such condition. Should we choose to waive a particular right, we may not reassert that particular right again in this Exchange Offer. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 may be challenged by an eligible employee only in a court of competent jurisdiction. A nonappealable determination with respect to such matter by a court of competent jurisdiction will be final and binding on all persons.

SECTION 7. Price Range of Our Common Stock

The eligible stock options give eligible employees the right to acquire shares of our common stock. None of the eligible stock options are traded on any trading market.

Our common stock is traded on NASDAQ under the symbol “ZGEN.” The following table shows the quarterly high and low sale prices per share of our common stock during the periods indicated.

	High	Low
Fiscal Year Ending December 31, 2009:
Third Quarter	6.71	4.21
Second Quarter	4.92	3.44
First Quarter	5.70	2.55
Fiscal Year Ended December 31, 2008:
Fourth Quarter	6.65	2.06
Third Quarter	9.25	6.45
Second Quarter	10.60	7.51
First Quarter	15.23	8.44
Fiscal Year Ended December 31, 2007:
Fourth Quarter	15.16	11.52
Third Quarter	14.73	10.87
Second Quarter	16.80	14.37
First Quarter	16.64	14.09

As of October 31, 2009, the number of shareholders of record of our common stock was 93, and the number of outstanding shares of our common stock was 69,281,121.

On November 13, 2009, the closing price of our common stock as reported on NASDAQ was $5.69 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to surrender your eligible stock options in the Exchange Offer.

The price of our common stock has been, and in the future may be, volatile and could appreciate or decline from the current market price. The trading price of our common stock has fluctuated in the past and is expected to continue to do so in the future as a result of a number of factors, both within our control and outside our control. In addition, the stock market has experienced extreme price and volume fluctuations, particularly in the current economic climate, that have affected the market prices of many companies and that have often been unrelated or disproportionate to the operating performance of those companies.

SECTION 8. Source and Amount of Consideration; Terms of New Stock Options

Consideration. All new stock options granted in exchange for eligible stock options will be issued under the 2001 Plan (regardless of whether the old stock options were granted under the 2001 Plan or the 2000 Plan). As October 31, 2009, there were outstanding eligible stock options held by approximately 333 eligible employees to purchase an aggregate of 5,991,847 million shares of our common stock with a weighted average exercise price of $15.11 per share, all of which were issued under the 2001 Plan or 2000 Plan.

Valuation Methods. The exchange ratios are based on the fair value of the eligible awards (calculated using the Black-Scholes option pricing model) within the relevant grouping. The Black-Scholes option pricing model is a valuation method that we have used historically and which is widely used by other companies as well to determine the fair value of outstanding stock options. The calculation of fair value using the Black-Scholes option pricing model takes into account many variables, such as the expected volatility of our stock and the expected term of a stock option and other factors. Each exchange ratio was set based in part by reference to the market price of ZymoGenetics stock prior to the start of the Exchange Offer and, at that point in time, resulted in a value of the new stock option grant that was approximately equal to the value of the stock option grant that you are considering for exchange while still keeping the program as cost neutral to the Company as possible. We are not able to precisely predict what ZymoGenetics’ closing stock price will be on the date when the price for the new grants will be established; therefore, we had to make reasonable assumptions about the eventual new grant price when setting the stock option exchange ratios. The exchange ratios were set with a goal of making the program as cost neutral to ZymoGenetics as possible, as stated to our shareholders when we proposed the program. The exchange ratio for each grant is used to calculate the number of new stock options you will receive if you exchange your eligible stock options. Because the exchange ratios are fixed, the value of the old and new grants may vary further equal once the Exchange Offer closes on December 14, 2009 (the expected expiration of the Exchange Offer) as the final grant price will be set on the date the new stock options are granted, which will be the trading day immediately following expiration of the Exchange Offer, and may differ from the market price prior to the start of the Exchange Offer. Setting the exchange ratios in this manner is intended to minimize or eliminate additional compensation expense from such new stock options, other than compensation expense that might result from changes in our stock price or other variables after the exchange ratios have been established but before the time that new stock options are granted in the program (which expenses are expected to be modest). The actual accounting consequences of the program will depend in part on participation levels as well as on vesting schedules and the exchange ratios established shortly before we started the program. See Section 1, Eligible Stock Options; Eligible Employees; Expiration Date, for a table showing the exchange ratios for the Exchange Offer.

We will not issue any fractional stock options in the Exchange Offer. If, after the exchange of eligible stock options in any particular stock option grant, you would be left with a fractional stock option, we will round such fractional stock option down to the nearest whole stock option. As a result, if you have eligible stock option grants that would be exchanged for less than one new stock option, that fractional stock option would be rounded down to zero and no cash or new stock option would be granted.

Terms of New Stock Option Grants. If we accept the stock options surrendered for exchange, such options will be cancelled and replaced with new stock options on the new stock option grant date, which we anticipate will be the trading day immediately following expiration of the Exchange Offer. The new stock options, which will be granted under the 2001 Plan, will be treated as nonqualified stock options for U.S. tax purposes and have a new exercise price per share equal to the closing price per share of ZymoGenetics common stock as reported on NASDAQ on the new stock option grant date. In addition, each new stock option will have a new vesting schedule, even if all or a portion of the surrendered eligible stock options are already vested. New stock options issued in exchange for wholly or partly unvested stock options will vest on a three-year schedule, with one-third of the shares subject to the stock option vesting on the first anniversary of the date of grant, and the remainder vesting ratably on a quarterly basis over the next 24 months. New stock options issued in exchange for fully vested stock options will vest on a two-year schedule, with 50% of the shares subject to the stock option vesting on the first anniversary of the date of grant, and the remainder vesting ratably on a quarterly basis over the next 12 months. The new stock options will also have a new contractual term (meaning the length of time before the stock option expires, or the lifespan of the stock option) of seven years, measured from the date of grant, as compared to the original ten-year term for currently outstanding stock options. The eligible stock options surrendered and cancelled under the program that are in excess of the stock options issued in the program will not be returned to the share reserve for the 2001 Plan.

The total number of shares that may be issued pursuant to the new stock options granted in the Exchange Offer will depend on the rate of participation by eligible employees. Assuming all eligible stock options that were outstanding as of the start of the Exchange Offer are surrendered in the Exchange Offer, new stock options to purchase approximately 3.2 million shares will be granted in the program.

The terms and conditions of your eligible stock options are set forth in the stock option agreement and the stock option plans under which they were granted.

Description of the 2001 Plan

New stock options will be granted under the 2001 Plan. The following is a description of the principal features of the 2001 Plan that apply to stock options granted under the 2001 Plan. The description of the 2001 Plan is subject to, and qualified in its entirety by reference to, the actual provisions of the 2001 Plan, which is included as an exhibit to our Exchange Offer documents and is incorporated into this Offer to Exchange by reference. Upon request, we will provide you, without charge, with a copy of the 2001 Plan. Please direct your requests to:

ZymoGenetics, Inc.

1201 Eastlake Avenue East

Seattle, Washington 98102

Phone: (206) 442-6600 or (800) 775-6686

Attention: Associate Director, Compensation and Benefits

Email: tamd@zgi.com

Unless the context requires otherwise, all references in this Description of the 2001 Plan to (i) an “award” is intended to include incentive stock options, non-statutory stock options, as well as awards of common stock, restricted stock, restricted stock unit awards or other stock-based awards and (ii) a “participant” is intended to include the holder of any award.

Stock Available for Awards under the 2001 Plan. The 2001 Plan provides for an annual increase in authorized shares effective the first day of each year equal to the least of (i) 2,700,000 shares; (ii) 5% of the outstanding common stock as of the end of our preceding fiscal year; and (iii) a lesser amount as determined by our Board of Directors. Any shares from the 2000 Plan that are not actually issued continue to be available for issuance under the 2001 Plan. We have reserved a total of 27,838,650 shares of common stock for issuance under the plans, of which 5,912,339 are available for future grant at October 31, 2009.

Eligibility to Receive Awards under the 2001 Plan. Employees, officers, directors, consultants, advisors and independent contractors of ZymoGenetics and its subsidiary are eligible to be granted awards under the 2001 Plan. Under present law, however, incentive stock options may only be granted to employees of ZymoGenetics and its subsidiary.

Types of Awards under the 2001 Plan. The 2001 Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), non-statutory stock options, as described below, as well as awards of common stock, restricted stock, restricted stock unit awards or other stock-based awards.

Incentive Stock Options and Non-statutory Stock Options. Participants receive the right to purchase a specified number of shares of common stock at a specified stock option price and subject to such other terms and conditions as are specified in connection with the stock option grant. Stock options will be granted at an exercise price that may not be less than 100% of the fair market value (as determined by or in the manner approved by our Board of Directors) of our common stock on the date of grant. In addition, under present law, incentive stock options and stock options intended to qualify as performance-based compensation under Section 162(m) of the Code may not be granted at an exercise price that is less than 110% of the fair market value of our common stock to participants holding more than 10% of the voting power of ZymoGenetics. In addition, stock options may not be granted for a term in excess of 10 years. The 2001 Plan permits payment of the exercise price of stock options to be in a form or a combination of forms acceptable to the 2001 Plan’s administrator, which may include: (i) payment by cash or check, (ii) tendering shares of common stock already owned by the participant that on the day prior to the exercise date have a fair market value equal to the aggregate exercise price of the shares being purchased under the stock option; (iii) if the common stock is registered under Section 12(b) or 12(g) of the Exchange Act, delivery of a properly executed exercise notice, together with irrevocable instructions to a brokerage firm designated by ZymoGenetics to deliver promptly to ZymoGenetics the aggregate amount of sale or loan proceeds to pay the stock option exercise price and any withholding tax obligations that may arise in connection with the exercise, all in accordance with the regulations of the Federal Reserve Board, (iv) such other consideration as the 2001 Plan’s administrator may permit and (v) the payment by a participant of the purchase price of the common stock by a promissory note or the guarantee by ZymoGenetics of a loan obtained by the participant from a third party.

Transferability of Awards under the 2001 Plan. Awards may not be assigned, pledged or transferred by the participant to whom they are granted or made subject to attachment or similar proceedings otherwise than by will or by the applicable laws of descent and distribution, except to the extent a such participant designates a beneficiary on a Company-approved form who may exercise the award or receive payment under the award after the such participant’s death. During such participant’s lifetime, an award may be exercised only by such participant, except that the 2001 Plan’s administrator, in its sole discretion, may permit an assignment or transfer an award; provided, however, that any award so assigned or transferred shall be subject to all the terms and conditions of the 2001 Plan and those contained in the instrument evidencing the award.

Administration of the 2001 Plan. Our Board of Directors administers the 2001 Plan. Our Compensation Committee is authorized to adopt, amend and change rules and regulations of general application relating to the 2001 Plan and to interpret the provisions of the 2001 Plan. Pursuant to the terms of the 2001 Plan, our Board of Directors may delegate authority under the 2001 Plan to one or more committees or subcommittees appointed by, and consisting of two or more members of, our Board of Directors.

Our Board of Directors has authorized the Compensation Committee to administer certain aspects of the 2001 Plan, including the granting of stock options to executive officers. Unless the context requires otherwise, all references in this summary to our Board of Directors are intended to include any committee of our Board of Directors to which authority has been delegated by our Board of Directors pursuant to the 2001 Plan.

Subject to any applicable limitations contained in the 2001 Plan, our Board of Directors selects the recipients of awards and determines (i) the number of shares of common stock covered by stock options and the dates upon which such stock options become exercisable, (ii) the exercise price of stock options (which may not be less than 100% of fair market value of our common stock), (iii) the duration of stock options (which may not exceed 10 years) and (iv) the number of shares of common stock subject restricted stock award, restricted stock unit award or other stock-based awards and the terms and conditions of such awards, including, if applicable, conditions for repurchase, issue price and repurchase price.

Our Board of Directors is required to make appropriate adjustments in connection with the 2001 Plan and any outstanding awards to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization to the extent it determines such adjustment to be appropriate and necessary.

Change of Control and Reorganization Events under the 2001 Plan. The 2001 Plan contains provisions addressing the consequences of any Company Transaction. A Company Transaction is defined under the 2001 Plan as the consummation of either (a) a merger or consolidation of ZymoGenetics with or into any other company, entity or person or (b) a sale, lease, exchange or other transfer in one transaction or a series of related transactions undertaken with a common purpose of all or substantially all ZymoGenetics’ then outstanding securities or all or substantially all ZymoGenetics’ assets; provided, however, that a Company Transaction shall not include a Related Party Transaction. A Related Party Transaction is defined under the 2001 Plan as (a) a merger or consolidation of ZymoGenetics in which the holders of the outstanding voting securities of ZymoGenetics immediately prior to the merger or consolidation hold at least a majority of the outstanding voting securities of the successor company immediately after the merger or consolidation; (b) a sale, lease, exchange or other transfer of ZymoGenetics’ assets to a majority-owned subsidiary company; (c) a transaction undertaken for the principal purpose of restructuring the capital of ZymoGenetics, including but not limited to, reincorporating ZymoGenetics in a different jurisdiction or creating a holding company; or (d) a corporate dissolution or liquidation.

Under the 2001 Plan, if a Company Transaction occurs, unless the participants’ stock option agreement or employment agreement provides otherwise, all the outstanding stock options will be assumed (as provided in the 2001 Plan) or equivalent stock options substituted, by the acquiring, surviving or succeeding entity. If such stock options are assumed or replaced with substituted stock options, they would continue to vest in accordance with their original vesting schedules. If such acquiring, surviving or succeeding entity refuses to assume or substitute for an option, then each such outstanding stock option shall become fully vested and exercisable and shall terminate immediately following the Company Transaction. The 2001 Plan provides that unless the participant’s award agreement or employment agreement provides otherwise, the repurchase and other rights of ZymoGenetics under each outstanding restricted stock award and restricted stock unit award will accelerate, and the forfeiture provisions to which such shares are subject shall lapse, if and to the same extent that the vesting of outstanding stock options accelerate in connection with the Company Transaction. If the acquiring, surviving or succeeding entity assumes the unvested stock option without acceleration upon the occurrence of a Company Transaction, then the repurchase or forfeiture provisions to which such stock awards are subject shall continue with respect to shares of the acquiring, surviving or succeeding entity that may be issued in exchange for such shares.

In addition, unless the participant’s award agreement or employment agreement provides otherwise, if on or prior to the first anniversary of a Company Transaction, the participant’s employment is terminated without “cause” (as defined in the 2001 Plan), then any remaining unvested stock options, outstanding restricted stock awards or restricted stock unit awards will accelerate, and the forfeiture provisions to which such shares are subject shall lapse.

Further Adjustment of Awards. Our Board of Directors has the discretion to take such further action as it determines to be necessary or advisable with respect to awards. Such action may include establishing, amending or waiving the type, terms, conditions or duration of, or restrictions on, awards so as to provide for earlier, later, extended or additional time for exercise, lifting restrictions and other modifications, and our Board of Directors may take such actions with respect to all participants, to certain categories of participants or only to individual participants.

Amendment or Termination of the 2001 Plan. Our Board of Directors may amend, suspend or terminate the 2001 Plan or any portion of the 2001 Plan at any time and in such respects as it shall deem advisable; that to the extent required for compliance with Section 422 of the Code or any applicable law or regulation, provided, however, that shareholder approval shall be required to (a) increase the total number of shares available for issuance under the 2001 Plan, (b) modify the class of employees eligible to receive stock options, or

(c) otherwise require shareholder approval under any applicable law or regulation. No award may be made under the 2001 Plan after the tenth anniversary of the effective date of the 2001 Plan but awards previously granted may extend beyond that date.

United States Federal Income Tax Consequences of Grants under 2001 Plan

The following summarizes the United States federal income tax consequences that generally will arise with respect to awards granted under the 2001 Plan. This summary is based on the federal tax laws in effect as of the date of this Offer to Exchange. In addition, this summary assumes that all awards are exempt from, or comply with, the rules under Section 409A of the Code regarding nonqualified deferred compensation.

Non-statutory Stock Options. A participant will not have income upon the grant of a non-statutory stock option. A participant will have compensation income upon the exercise of a non-statutory stock option equal to the value of the stock on the day the participant exercised the stock option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the stock option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Tax Consequences to Us. There will be no tax consequences to us except that we will be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

SECTION 9. Information About Us; Financial Information

Information About Us. ZymoGenetics is focused on the discovery, development, manufacture and commercialization of therapeutic proteins for the treatment of human diseases. Our current programs target hemostasis, inflammatory and autoimmune diseases, cancer and viral infections. Our first internally developed product candidate, RECOTHROM® Thrombin, topical (Recombinant), was approved by the U.S. Food and Drug Administration (FDA) on January 17, 2008 for use as a topical hemostat to control moderate bleeding during surgical procedures and is now being marketed in the United States. We have a portfolio of novel proteins, which we are developing on our own or in collaboration with partners that includes product candidates in various stages of clinical development.

We have been active in the area of therapeutic proteins since our incorporation in the state of Washington in 1981. For 12 years we were a wholly owned subsidiary of Novo Nordisk, one of the world’s largest producers of therapeutic proteins. We have contributed to the discovery or development of six recombinant protein products currently on the market. In November 2000, as part of a restructuring by Novo Nordisk, we became an independent company. In February 2002, we completed our initial public offering.

Financial Information. The financial information, including the financial statements and related notes, included in Item 8, “Financial Statements and Supplementary Data” to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and in Part I. Financial Information in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, are incorporated herein by reference. A summary of certain financial information contained in these reports is attached to this Offer to Exchange as Schedule A which is incorporated herein by reference. Our interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period. See Section 16, Additional Information, for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

Ratio of Earnings to Fixed Charges. The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income tax benefit plus fixed charges. Fixed charges consist of interest expense, amortization of debt discount, royalty expense related to the Deerfield Management arrangement, amortization of warrants and amortization of the issuance costs on all indebtedness and the estimated portion of rental expense deemed by the Company to be representative of the interest factor of rental payments under operating leases.

	Nine months ended September 30, 2009	Nine months ended September 30, 2008	Year ended December 31,
			2008	2007
	(In thousands)
Earnings (loss) before income tax benefit	$(56,913)	$(107,065)	$(116,241)	$(148,144)
Fixed charges:
Interest expense and amortization of debt discount	2,485	340	932	—
Interest components of operating leases	6,560	6,493	8,647	8,647

Total fixed charges	9,045	6,832	9,579	8,647

Net earnings (loss) before income tax benefit and fixed charges	$(47,868)	$(100,233)	$(106,662)	$(139,497)

Ratio of Earnings to Fixed Charges	— (a)	— (a)	— (a)	— (a)

(a)	Earnings were inadequate to cover fixed charges by $56,913 for the nine months ended September 30, 2009, $107,065 for the nine months ended September 30, 2008, $116,241 for the period ended December 31, 2008 and $148,144 for the period ended December 31, 2007

Book Value Per Share. Our book value per share as of our most recent balance sheet dated September 30, 2009 was $(0.32). Our book value per share was calculated using the book value for the quarterly period ended September 30, 2009 divided by the number of shares of our common stock outstanding on that date.

Additional Information. For more information about us, we recommend that you review the materials that we have filed with the SEC before making a decision on whether or not to surrender your eligible stock options for exchange. We will also provide without charge to you, upon request, a copy of any or all of the documents to which we have referred you. See Section 16, Additional Information, for more information regarding reports we have filed with the SEC and how to obtain copies of or otherwise review such reports.

SECTION 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities

A list of the member of our Board of Directors and executive officers and information about the interests of our Board of Directors and executive officers is included in Schedule B attached to this Offer to Exchange, which is incorporated herein by reference.

Agreements Involving ZymoGenetics’ Securities

In June 2008, we completed a debt financing arrangement with Deerfield Management enabling us to draw up to $100.0 million in $25.0 million increments until January 2010. In November 2008, we received our first draw of $25.0 million and we issued 1.5 million in six-year warrants with an exercise price of $10.34 per share upon receiving the initial draw. We will issue an additional 1.0 million warrants upon receipt of each additional draw. The exercise price of these later warrants will be equal to 125% of the average selling price of ZymoGenetics’ common stock over a 10-day period prior to exercise.

We also have entered into separate agreements with Deerfield Management, in connection with the warrants, and Novo Nordisk and Warburg Pincus in which we agreed to file and maintain the effectiveness of shelf registration statements and to provide certain piggyback registration rights, with respect to shares of common stock issued or issuable to these parties. With respect to the Deerfield Management agreement, we will, among other things, file a registration statement with the SEC on or prior to 30 days from the date of each issuance of warrants in order to register the resale of the shares of common stock issuable on the exercise of the applicable warrants. These agreements contain filing-related and other covenants customary for agreements of this type.

The foregoing descriptions of these agreements involving ZymoGenetics’ securities are qualified in their entirety by reference to the full text of the form of warrant and the registration rights agreement, respectively, each as filed with the SEC and incorporated by reference into this Offer to Exchange.

SECTION 11. Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer

The eligible stock options surrendered and cancelled under the program that are in excess of the stock options issued in the program will not be returned to the share reserve for the 2001 Plan. The pool of shares available for the grant of future awards under the 2001 Plan will not be increased by the Exchange Offer.

Under the current U.S. generally accepted accounting principles, the exchange of stock options under the program is treated as a modification of the existing stock options for accounting purposes. Accordingly, we will recognize the unamortized compensation cost of the surrendered stock options, as well as the incremental compensation cost of the replacement stock options granted in the program, ratably over the vesting period of the replacement stock options. The incremental compensation cost will be measured as the excess, if any, of the fair value of each replacement stock option granted to employees in exchange for surrendered eligible stock options, measured as of the last day of the Exchange Offer, over the fair value of the surrendered eligible stock options in exchange for the replacement stock options, measured immediately prior to the cancellation. Because the exchange ratio will be calculated to result in the fair value of the eligible stock options being surrendered within each price tier being approximately equal to the fair value of the stock options replacing them, we do not expect to recognize more than $1.0 million in incremental compensation expense for financial reporting purposes as a result of the program. However, we might incur additional compensation expense as a result of a change in the market price of our common stock from the launch to the closing of the Exchange Offer. In the event that any of the replacement stock options are forfeited prior to their vesting due to termination of service, the incremental compensation cost for the forfeited replacement stock options will not be recognized; however, we would recognize any unamortized compensation expense from the surrendered stock options which would have been recognized under the original vesting schedule.

Since these factors cannot be predicted with any certainty at this time and will not be known until the expiration of the Exchange Offer, we cannot predict the exact amount of any incremental compensation expense that may result from the Exchange Offer.

SECTION 12. Legal Matters; Regulatory Approvals

We are not aware of any material pending or threatened legal actions or proceedings relating to the Exchange Offer. We are not aware of any margin requirements or antitrust laws applicable to the Exchange Offer. We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of eligible stock options and issuance of new stock options as contemplated by the Exchange Offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our new stock options as contemplated in the Exchange Offer. Should any such approval or other action be required, we presently contemplate that we will use commercially reasonable efforts to seek the required approval or take other required action. We cannot assure you that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to our business. Our obligation under the Exchange Offer to accept surrendered eligible stock options for exchange and to issue new stock options would be subject to obtaining any such governmental approval.

SECTION 13. Material U.S. Federal Income Tax Consequences

U.S. Federal Income Tax Consequences. The following is a general summary of the material U.S. federal income tax consequences of participating in the program to ZymoGenetics and to eligible employees who are subject to U.S. federal income tax. The following summary does not address the consequences of any state, local or foreign tax laws.

The exchange of eligible stock options for new stock options pursuant to the Exchange Offer should be treated as a nontaxable exchange for U.S. federal income tax purposes and neither we nor any of our eligible employees should recognize any income for U.S. federal income tax purposes upon the surrender of eligible stock options and the grant of new stock options pursuant to the Exchange Offer. However, the Internal Revenue Service is not precluded from adopting a contrary position.

All new stock options granted pursuant to the Exchange Offer will be nonqualified stock options. Upon exercise of the new stock options, you will recognize compensation taxable as ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Upon disposition of the stock, you generally will recognize capital gain or loss (which will be long- or short-term depending on whether the stock was held for more than 12 months) equal to the difference between (a) the selling price and (b) the sum of the amount paid for the stock, plus any amount recognized as compensation income upon exercise. The holding period for the shares acquired upon exercise of a nonqualified stock option will begin on the day after the date of exercise.

The new stock options generally will have no U.S. federal income tax consequences to us. However, we generally will be entitled to a business expense deduction upon the exercise of a new stock option in an amount equal to the amount of ordinary compensation income attributable to an eligible employee upon exercise, subject to the limitations imposed by the Internal Revenue Code. We have designed the Exchange Offer in a manner intended to comply with Internal Revenue Code Section 409A.

We will withhold all required local, state, federal, foreign and other taxes and any other amount required to be withheld by any governmental authority or law with respect to ordinary compensation income recognized in connection with the exercise of a nonqualified stock option by an eligible employee who has been employed by us. We will require any such eligible employee to make arrangements to satisfy this withholding obligation prior to the delivery or transfer of any shares of our common stock.

WE ENCOURAGE ALL ELIGIBLE EMPLOYEES WHO ARE CONSIDERING EXCHANGING THEIR ELIGIBLE STOCK OPTIONS TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PARTICIPATING IN THE EXCHANGE OFFER.

CIRCULAR 230 DISCLAIMER. The following disclaimer is provided in accordance with Treasury Department Circular 230. You are hereby notified that (a) the summary above is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under the Internal Revenue Code, (b) the summary above was written to support the promotion or marketing (within the meaning of Circular 230) of the transaction(s) or matter(s) addressed by this communication, and (c) each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

SECTION 14. Extension of the Exchange Offer; Termination; Amendment

We may, from time to time, extend the period of time during which the Exchange Offer is open and delay accepting any eligible stock options surrendered to us by disseminating notice of the extension to eligible employees by written notice or public announcement, as otherwise as permitted by Rule 13e-4(e)(3) under the Exchange Act. If the Exchange Offer is extended, we will provide appropriate notice of the extension and the new expiration date no later than 6:00 a.m., Pacific Time, on the next business day following the previously scheduled expiration date of the Exchange Offer, and the cancellation and new stock option grant date will be similarly extended. For purposes of the Exchange Offer, a business day means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 9:01 a.m. through 9:00 p.m. Pacific Time.

We also expressly reserve the right, in our reasonable judgment, prior to the expiration of the Exchange Offer, to terminate or amend the Exchange Offer upon the occurrence of any of the conditions specified in Section 6, Conditions of the Exchange Offer, by giving written notice of the termination or amendment to eligible employees, by making a public announcement or as otherwise as permitted by applicable law.

Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6, Conditions of the Exchange Offer, has occurred or is deemed by us to have occurred, to amend the Exchange Offer in any respect prior to the expiration date of the Exchange Offer. Any notice of such amendment required pursuant to the Exchange Offer or applicable law will be disseminated promptly to eligible employees in a manner reasonably designed to inform eligible employees of such change and will be filed with the SEC as an amendment to the Schedule TO.

If we materially change the terms of the Exchange Offer or the information concerning the Exchange Offer, or if we waive a material condition of the Exchange Offer, we will extend the Exchange Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period during which a tender or exchange offer must remain open following material changes in the terms of or information concerning an exchange offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances.

In addition, if we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of such action and, if the Exchange Offer is scheduled to expire within ten business days from the date we notify you, keep the Exchange Offer open for at least ten business days after the date of such notification: (a) we increase or decrease the amount of consideration offered for the eligible stock options; or (b) we increase or decrease the number of eligible stock options that may be surrendered in the Exchange Offer.

SECTION 15. Fees and Expenses

We will not pay any fees or commissions to any broker, dealer or other person for soliciting the surrender of eligible stock options pursuant to the Exchange Offer. You will be responsible for any expenses incurred by you in connection with your election to participate in the Exchange Offer, as well as any expenses associated with any tax, legal or other advisor consulted or retained by you in connection with the Exchange Offer.

SECTION 16. Additional Information

We have filed with the SEC a Tender Offer Statement on Schedule TO of which this document is a part. This document does not contain all of the information contained in the Schedule TO and the exhibits thereto. We recommend that you review the Schedule TO, including its exhibits, and the following other materials, which we have filed with the SEC and are incorporating by reference into this document, before making a decision on whether to participate in the Exchange Offer:

(a) our annual report on Form 10-K for our fiscal year ended December 31, 2008, filed with the SEC on March 6, 2009;

(b) our quarterly reports on Form 10-Q for the quarterly periods ended September 30, 2009, June 30, 2009 and March 31, 2009;

(c) our definitive proxy statements for our 2009 annual meeting of shareholders, filed with the SEC on April 27, 2009 and for our special meeting of shareholders, filed with the SEC on October 20, 2009;

(d) the information contained in our current reports on Form 8-K filed with the SEC since December 31, 2008, except for the current reports on Form 8-K filed on May 5, 2009, August 3, 2009 and November 5, 2009; and

(e) the description of our common stock included in our Registration Statement on Form 8-A, filed with the SEC on January 10, 2002 under Section 12(b) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

The SEC file number for our current and periodic reports is 000-33489. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings are available to the public on the SEC’s website at www.sec.gov or on our website at http://www.zymogenetics.com/ir/sec-list.php. These filings may also be examined, and copies may be obtained, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

We also provide without charge to each person to whom a copy of this document is delivered, upon request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

ZymoGenetics, Inc.

1201 Eastlake Avenue East

Seattle, Washington 98102

Phone: (206) 442-6600 or (800) 775-6686

Attention: Director, Corporate Communications

Email: ir@zgi.com

The information relating to ZymoGenetics in this document should be read together with the information contained in the documents to which we have referred you.

SECTION 17. Miscellaneous

This Offer to Exchange and our SEC reports referred to above include forward-looking statements. These forward-looking statements involve risks and uncertainties, including those described in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009, that could cause actual results to differ materially from those expressed in the forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. While we believe our plans, intentions and expectations reflected in these forward-looking statements were reasonable when made, these plans, intentions or expectations may not be achieved. WE ENCOURAGE YOU TO REVIEW THE RISK FACTORS CONTAINED IN OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008 AND OUR QUARTERLY REPORT ON FORM 10-Q FOR OUR RECENT FISCAL QUARTERS BEFORE YOU DECIDE WHETHER TO PARTICIPATE IN THE EXCHANGE OFFER.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY REPRESENTATION ON OUR BEHALF AS TO WHETHER YOU SHOULD EXCHANGE YOUR ELIGIBLE STOCK OPTIONS IN THE EXCHANGE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFER TO EXCHANGE OR IN THE RELATED DOCUMENTS. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY OTHER INFORMATION, YOU SHOULD NOT RELY ON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

ZymoGenetics, Inc.

November 16, 2009

SCHEDULE A

SUMMARY FINANCIAL INFORMATION OF ZYMOGENETICS, INC.

We have presented below a summary of our consolidated financial data. The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and with “Part I. Financial Information” of our Quarterly Report on Form 10-Q for the fiscal quarters ended September 30, 2009 and September 30, 2008, both of which are incorporated herein by reference. The summary consolidated statements of loss data for the fiscal years ended December 31, 2008 and December 31, 2007 and the summary consolidated balance sheet data as of December 31, 2008 and December 31, 2007 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The summary consolidated statements of loss data for the fiscal quarters ended September 30, 2009 and September 30, 2008 and the summary consolidated balance sheet data as of September 30, 2009 are derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarters ended September 30, 2009 and September 30, 2008. Our interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period.

	Nine months ended September 30, 2009	Nine months ended September 30, 2008	Year ended December 31,
			2008	2007
	(In thousands)
Consolidated Statements of Loss Data:

Revenues	$74,873	$37,970	$73,989	$38,477
Cost of revenues	4,101	994	5,672	—

Gross profit	70,772	36,976	68,317	38,477
Operating expenses	120,621	148,144	186,916	189,230

Loss from operations	(49,849)	(111,168)	(118,599)	(150,753)
Interest and other income (expense), net	(7,064)	4,103	2,358	2,609

Net loss before income tax benefit	$(56,913)	$(107,065)	$(116,241)	$(148,144)
Income tax benefit	363	—	—	—

Net loss	$(56,550)	$(107,065)	$(116,241)	$(148,144)

Weighted average common shares outstanding—basic and diluted	68,993	68,632	68,696	68,156

Net loss per share—basic and diluted	$(0.82)	$(1.56)	$(1.69)	$(2.17)

	As of September 30, 2009		December 31, 2008	December 31, 2007
	(In thousands)		(In thousands)
Consolidated Balance Sheet Data:

Cash and cash equivalents and short-term investments	$103,366		$89,887	$170,941
Current assets	69,170		43,069	11,841
Non-current assets	70,855		77,090	80,299

Total assets	243,391		210,046	263,081
Current liabilities	113,138		56,968	63,960
Non-current liabilities	152,014		129,719	84,291
Total shareholders equity	(21,761)		23,359	114,830

SCHEDULE B

INTERESTS OF DIRECTORS AND OFFICERS

The members of our Board of Directors and our executive officers, and their respective positions and offices as of November 16, 2009, are set forth in the following table. The address of each of the persons set forth below is 1201 Eastlake Avenue East, Seattle, Washington 98102.

Name	Age	Position and Offices Held
Douglas E. Williams, Ph.D.	51	Chief Executive Officer
Stephen W. Zaruby	47	President
James A. Johnson	53	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Heather L. Franklin	44	Senior Vice President, Business Development
Darren R. Hamby	44	Senior Vice President, Human Resources and Corporate Services
Eleanor L. Ramos, M.D.	53	Senior Vice President, Chief Medical Officer
Dennis M. Miller, Ph.D.	46	Senior Vice President, Research and Preclinical Development
Bruce L.A. Carter	66	Chairman of the Board
James A. Harper	62	Director
David I. Hirsh, Ph.D.	70	Director
Jonathan S. Leff	41	Director
David H. MacCallum	72	Director
Kurt Anker Nielsen	64	Director
Edward E. Penhoet, Ph.D.	68	Director
Lars Rebien Sørensen	55	Director

As of October 31, 2009, our current executive officers and members of our Board of Directors as a group beneficially owned stock options to purchase an aggregate of 5,352,454 shares of our common stock under our equity plans, which represented approximately 35% of the shares of common stock subject to all stock options outstanding under our plans as of that date plus any shares acquirable (including stock options exercisable) by the group within 60 days of October 31, 2009.

The following table shows the holdings of stock options to purchase our common stock as of October 31, 2009 by each director and each executive officer of ZymoGenetics.

Directors and Executive Officers	Outstanding Stock Options	Stock Options Eligible for Exchange
Douglas E. Williams, Ph.D.	1,280,674	593,674
Stephen W. Zaruby	400,000	—
James A. Johnson	609,134	287,574
Heather L. Franklin	198,099	88,879
Darren R. Hamby	213,670	105,162
Eleanor L. Ramos, M.D	176,750	57,500
Dennis M. Miller, Ph.D.	140,250	61,500
Bruce L.A. Carter, Ph.D.	1,662,102	—
James A. Harper	71,000	—
David I. Hirsh, Ph.D.	78,655	—
Jonathan S. Leff	78,655	—
David H. MacCallum	63,500	—
Kurt Anker Nielsen	78,655	—
Edward E. Penhoet, Ph.D.	222,655	—
Lars Rebien Sørensen	78,655	—

Except as otherwise described in the Exchange Offer or in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and other than outstanding stock options and other stock awards granted from time to time to our executive officers and directors under our equity incentive plans, neither we nor, to the best of our knowledge, any of our executive officers or directors is a party to any agreement, arrangement or understanding with respect to any of our securities, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

On September 16, 2009 we granted Dennis Miller a stock option to purchase 50,000 shares of common stock at an exercise price per share of $6.15. The stock option vests at the rate of 25% on September 16, 2010 and 6.25% every three months thereafter until fully vested.

On September 16, 2009, we granted Bruce L.A. Carter a stock option to purchase 12,000 shares of common stock at an exercise price per share of $6.15. The stock option will fully vest one year from the date of grant.

Except as disclosed above and in Section 10 of the Offer to Exchange, we nor, to the best of our knowledge, any of our executive officers or directors or any affiliates of ours were engaged in transactions involving stock options or our common stock during the 60 days before the commencement of the Exchange Offer.

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